Phathom Pharmaceuticals, Inc.

2150 E. Lake Cook Road, Suite 800

Buffalo Grove, IL 60089

October 22, 2019

VIA EDGAR

Ms. Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Phathom Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-234020

Dear Ms. Hayes

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Phathom Pharmaceuticals, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on October 24, 2019, or as soon as practicable thereafter.

Please contact Matthew T. Bush of Latham & Watkins LLP, counsel to the Company, at (858) 523-3962, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

PHATHOM PHARMACEUTICALS, INC.

By:	/s/ David Socks
David Socks
President, Chief Executive Officer and Director

cc:	Ibolya Ignat, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Ada Sarmento, Securities and Exchange Commission

Aditya Kohli, Phathom Pharmaceuticals, Inc.

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP